United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549



                                   Form 10-C

                Report By Issuer of Securities Quoted On NASDAQ
                          Interdealer Quotation System

  Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                      and Rule 13a-17 or 15d-17 thereunder

                                  PANACO, Inc.
                 (Exact name of issuer as specified in charter)

          1050 West Blue Ridge Boulevard, Kansas City, Missouri 64145
                    (Address of principal executive offices)

         Issuer's telephone number, including area code (816) 942-6300

I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security                                  Common Stock

2. Number of shares outstanding before the change      12,263,709

3. Number of shares outstanding after the change       14,350,255

4. Effective date of change                           October 8, 1996

5. Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

               Exercise of warrants and issuance of stock

     Give brief description of transaction

               Acquisition of property by issuance of stock

II. CHANGE IN NAME OF ISSUER

1. Name prior to change

2. Name after change

3. Effective date of charter amendment changing name

4. Date of shareholder approval of change, if required

Date    December 10, 1996                    \s\ H. James Maxwell
                                             H. James Maxwell, President